FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company")

Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4

Item 2: Date of Material Change

February 10, 2022

Item 3: News Release

The news release was disseminated via Newswire on February 10, 2022 and was filed on SEDAR at www.sedar.com.

Item 4: Summary of Material Change

On February 10, 2022 the Company completed its acquisition of the 100% equity interest of Bud Room Inc. and assigned vendors' shareholder loans for 674,650 common shares of the Company valued at CAD $3.6 Million pursuant to a share purchase agreement (the "Transaction").

The Company also announced that pursuant to the Transaction, it had acquired all rights to Fastendr, a retail kiosk and smart locker technology.

Item 5.1: Full Description of Material Change

Please see news release attached as Schedule "A".

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Raj Grover

President, Chief Executive Officer & Director

Tel: (403) 770-9435 Email: raj@hightideinc.com

Item 9: Date of Report

February 17, 2022

SCHEDULE "A"

(See attached)

FOR IMMEDIATE RELEASE

High Tide Closes Acquisition of Bud Room, Securing Ownership of
Fastendr™ Retail Kiosk and Smart Locker Technology

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated December 3, 2021 to its short form base shelf prospectus dated April 22, 2021.

  Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup.

  The Fastendr™ technology offers faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end to end customer experience.

  High Tide through this acquisition gains ownership of the Fastendr™ technology which will improve the Company's competitive advantage in bricks-and mortar cannabis retail.

  A pilot conducted at Bud Room's Ottawa location found that over 60% of customers preferred to use the Fastendr™ kiosks and spent over 20% more when doing so.

  All existing and future Canna Cabana locations will be equipped with this customized and innovative kiosk and smart locker technology as it delivers a faster customer experience in busier retail locations while also enabling the efficient operation of smaller footprint stores.

  High Tide intends to license this technology to third party retailers starting with the cannabis industry, and expanding to other retail sectors across North America and beyond.

  This technology provides High Tide with potential new revenue generation, data collection and monetization opportunities from third party retail locations, and will further enhance the value of its Cabannalytics data insights offering.

  This technology also provides High Tide with an opportunity to digitally advertise and upsell in store to consumers at relatively low costs.

  The Bud Room retail location is currently generating annual run rates in excess of $2.4 Million in revenue and $500,000 in Adjusted EBITDA1

  In line with High Tide's ongoing strategy of securing top tier entrepreneurial talent through acquisitions, Bud Room CEO Michael Di Duca will continue to develop and deploy the Fastendr™ technology with continued innovations under contract with High Tide.

Calgary, AB, February 10, 2022 / CNW / − High Tide Inc. ("High Tide" or the "Company") (TSXV: HITI) (Nasdaq: HITI) (FSE: 2LYA), a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets, is pleased to announce that further to its press release dated January 5, 2022, the Company has completed its acquisition (the "Acquisition") of 100% of the equity interest of Bud Room Inc. ("Bud Room"), as well as assignments of the vendors' shareholder loans, for CAD$3.6 Million (the "Transaction") and acquired all rights to the customized Fastendr™ retail kiosk and smart locker technology and Bud Room's retail cannabis store located at 1910 St. Laurent Blvd in Ottawa, Ontario.

Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup. The technology is a catalyst to faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end-to-end customer experience.

TRANSACTION DETAILS

The Acquisition was completed pursuant to the terms of a share purchase agreement (the "Acquisition Agreement"). High Tide acquired 100% of Bud Room as well as assignments of the vendors' shareholder loans for 674,650 common shares of High Tide (each a "High Tide Share") valued at CAD$3.6 million (the "Share Consideration"), on the basis of a deemed price of CAD$5.3361 per High Tide Share, being equal to the volume weighted average price per High Tide Share on the TSX Venture Exchange ("TSXV") for the ten consecutive trading days preceding the closing of the Acquisition. In addition, pursuant to the Acquisition Agreement, the purchase price is subject to a post-closing working capital adjustment provision. Under this provision, the parties will adjust the purchase price to offset any increase or decrease of the net working capital as of the closing date. The closing of the Transaction remains subject to final approval from the TSXV.

From the Share Consideration, an amount equal to $300,000 will be held in escrow for a period of twelve (12) months by High Tide's lawyers to satisfy Bud Room's indemnity with respect to possible claims based on breaches of representation and warranties.

In connection with the closing of the Transaction, Bud Room's founder and Chief Executive Officer, Michael DiDuca ("Michael"), will remain engaged with the High Tide team assisting in launching Fastendr™. High Tide granted 13,538 stock options (the "Options") to Michael exercisable at CAD$6.25 per High Tide Share for a period of 3 years.

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1 Adjusted EBITDA is a non-IFRS financial measure.

ABOUT BUDROOM

BudRoom is a retail cannabis store located in Ottawa, Ontario. The store is built on the founding principles of a technology driven customer centric experience. BudRoom's customized and innovative Fastendr™ kiosk and smart locker technology provides a unique and seamless customer experience, while differentiating itself from traditional retail business models.

ABOUT FASTENDR™

Fastendr™ is a unique and fully automated technology that integrates retail kiosks and smart lockers to facilitate a better buying experience through browsing, ordering and pickup. The technology is a catalyst to faster transaction times, increased average basket size, lower overhead and labor costs, and provides a seamless end-to-end customer experience.

ABOUT HIGH TIDE

High Tide is a leading retail-focused cannabis company with bricks and mortar as well as global e-commerce assets. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 110 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan, and was featured in the third annual Report on Business Magazine's ranking of Canada's Top Growing Companies in 2021. The Company is also North America's first and only cannabis discount club retailer, featuring Canna Cabana, Meta Cannabis Co., and Meta Cannabis Supply Co. banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its established e-commerce platforms including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com and more recently in the hemp-derived CBD space through Nuleafnaturals.com, FABCBD.com, and BlessedCBD.co.uk, as well as its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile pages on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements relating to: the anticipated effects of the Transaction on the business and operations of High Tide, including Fastendr™ improving High Tide's competitive advantage in bricks-and-mortar cannabis retail,  providing High Tide with potential new revenue generation, data collection and monetization opportunities from third party retail locations, enhancing the value of High Tide's Cabannalytics data insights offering, and providing High Tide with opportunities to further enhance its ancillary business lines; High Tide's ability to implement Fastendr™ across retail sectors on a world class level; High Tide's plans to license the Fastendr™ technology to third party retailers within the cannabis industry and expanding to other retail sectors across North America and beyond; and High Tide's plans to equip all existing and future Canna Cabana locations with Fastendr™, including first installations set to occur in January, 2022.

Forward-looking information in this news release are based on certain assumptions and expected future events, namely: that High Tide will successfully complete the Transaction (and will obtain all requisite approvals) on the terms and within the timelines anticipated by High Tide; High Tide's financial condition and development plans do not change as a result of unforeseen events; there will continue to be a demand, and market opportunity, for High Tide's product offerings; current and future economic conditions will neither affect the business and operations of High Tide nor High Tide's ability to capitalize on anticipated business opportunities), although considered reasonable by management of High Tide at the time of preparation, may prove to be imprecise and result in actual results differing materially from those anticipated, and as such, undue reliance should not be placed on forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to: the risks associated with the cannabis and CBD industries in general; the inability of High Tide to close the Transaction; the inability of High Tide to obtain requisite approvals, the inability to High Tide to utilize Fastendr™ in the ways necessary to achieve the anticipated benefits of the Fastrendr technology, decreasing demand for High Tide's product, the inability of High Tide to integrate the Fastendr™ technology into the Canna Cabana stores, including the inability of High Tide to set up the first set of installations in January, 2022,  the inability of the Canna Cabana stores to remain operational, the inability of High Tide to license the Fastendr™ technology to third party retailers in the cannabis industry and other retail sectors across North America and beyond.

Forward-looking statements, forward-looking financial information and other metrics presented herein are not intended as guidance or projections for the periods referenced herein or any future periods, and in particular, past performance is not an indicator of future results and the results of High Tide in this press release may not be indicative of, and are not an estimate, forecast or projection of High Tide future results. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. High Tide disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Factors that could cause anticipated opportunities and actual results to differ materially include, but are not limited to, matters referred to above and elsewhere in High Tide's public filings and material change reports, which are and will be available on SEDAR.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration is available.

CONTACT INFORMATION

Media Inquiries

Omar Khan

Senior Vice President - Corporate and Public Affairs

High Tide Inc.

omar@hightideinc.com

Investor Inquiries

Vahan Ajamian

Capital Markets Advisor

High Tide Inc.

vahan@hightideinc.com